Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration No. 333-160104
August 11, 2009

3,000,000 Shares of Common Stock
Terms and Conditions

ISSUER:	PS Business Parks, Inc. (the “Company”).

SECURITIES OFFERED:	3,000,000 shares of common stock.

OFFERING PRICE:	$46.50 per share of common stock.

OVER-ALLOTMENT OPTION:	The Company has granted the underwriters a 30-day over-allotment option to purchase up to 450,000 additional shares of common stock, exercisable in whole or in part at the initial price to public, less the underwriting discount, to cover over-allotments, if any.

SALE TO PUBLIC STORAGE:	Public Storage has agreed to purchase 333,333 shares and, if the underwriters exercise in full the over-allotment option, an additional 50,000 shares of common stock, for a purchase price equal to the per share offering price. The number of shares that Public Storage has agreed to purchase will proportionately be increased or decreased if the size of this offering is increased or decreased, respectively.

USE OF PROCEEDS	The net proceeds of this offering will be approximately $133.4 million. The net proceeds of the sale to Public Storage will be approximately $15.5 million. The Company will contribute all of these net proceeds to its operating partnership in exchange for common partnership units of the limited partnership. The Company’s operating partnership intends to use the net proceeds for general corporate purposes, which may include property acquisitions.

LISTING:	The shares are listed on the NYSE under the symbol “PSB.”

TRADE DATE:	August 11, 2009

SETTLEMENT DATE:	August 14, 2009

LOCK-UP PROVISIONS:	The Company, and each of its directors and executive officers has agreed, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the prospectus supplement continuing through the date 60 days after the date of the prospectus supplement, except with the prior written consent of all of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans.

UNDERWRITERS:	BofA Merrill Lynch, Credit Suisse, Goldman, Sachs & Co. and Wells Fargo Securities, as joint book-running managers.
The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus, the preliminary prospectus supplement or, when available, the prospectus supplement if you request it from BofA Merrill Lynch, (Telephone: (866) 500-5408), Credit Suisse Securities (USA) LLC (Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037), Goldman, Sachs & Co., (Attention: Prospectus Department, 85 Broad Street, New York, NY 10004, email: Prospectusny@ny.email.gs.com), or Wells Fargo Securities (Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, email: equity.syndicate@wachovia.com).